EXHIBIT 12.1
RALPH LAUREN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended(a)
	March 31, 2018	April 1, 2017	April 2, 2016	March 28, 2015	March 29, 2014
	(millions)
Earnings, as defined:
Income (loss) before income taxes	$489.2	$(104.9)	$551.8	$987.4	$1,095.8
Add:
Equity in losses of equity-method investees	4.5	5.2	10.9	11.5	9.4
Fixed charges	165.9	165.9	178.4	172.0	170.2
Earnings available to cover fixed charges	$659.6	$66.2	$741.1	$1,170.9	$1,275.4

Fixed Charges:
Interest expense	$18.2	$12.4	$21.0	$16.7	$18.7
Interest component of rent expense	147.7	153.5	157.4	155.3	151.5
Total fixed charges	$165.9	$165.9	$178.4	$172.0	$170.2

Ratio of earnings to fixed charges(b)	4.0	0.4	4.2	6.8	7.5

(a)	Fiscal 2016 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks.

(b)	All ratios have been calculated using unrounded numbers.